SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Purchase agreement between BBVA Banco Francés S.A. and BBV America SL, of part of the shareholders equity of BBVA Francés Valores Sociedad de Bolsa S.A

Buenos Aires, July 17, 2012

Securities and Exchange Commissions

BBVA BANCO FRANCES S.A. is pleased to inform that on July 16, 2012, the funds originated by the purchase agreement between BBVA Banco Francés S.A. and BBV America SL, whereby the 3.0047% of the total shareholders equity of BBVA Francés Valores Sociedad de Bolsa S.A was sold to BBV America; corresponding to 384 non-endorsable ordinary registered shares, of $ 500 of nominal value and one vote per share.

Furthermore, it is hereby informed that in order to close such transaction; BBVA Banco Francés S.A. requests a report to an independent company, which may determine that the transaction took place under reasonable and satisfactory market conditions.

Sincerely yours.

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 17, 2012	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer